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August 16, 2021

Ms. Erin E. Martin, Esq.

Mr. Jonathan Burr, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street NE, Washington, DC 20549 USA

Re:	Mission First Capital LLC
Amendment No. 3 to
Offering Statement on Form 1-A
Filed July 9, 2021
File No. 024-11396

Dear Ms. Martin and Mr. Burr:

We are counsel to Mission First Capital LLC, a Delaware limited liability company (the “Company”) and have prepared this letter on behalf of the Company to address each of the comments set forth in the staff’s comment letter dated July 26, 2021.

The Company has revised the Offering Circular on Form 1-A (File No. 024-11396) (the “Offering Circular”) in response to the aforementioned comment letter and is filing Amendment No. 4 to the Offering Circular (“Amendment No. 4”) concurrently with this letter.

Set forth below are the staff’s comments (in bold) and the Company’s respective responses:

Form1-A/A filed July 9, 2021

General

1. We note your response to comment 4 and that Rialto Markets will not create a secondary trading market for the Interests offered and sold in the offering. However, on the cover page you disclose that Rialto Markets will provide a secondary trading platform. Please revise or advise.

The offering circular has been revised to reflect that Rialto Markets will not create a secondary market for the Interests offered and sold in the offering.

Mangum & Associates PC

SEC Response Letter Re: Mission First Capital LLC

August 16, 2021

Financial Statements, page F-1

2. It appears the audit report from your independent auditors does not cover the statement of changes in members’ equity, and the period covered by the statement of income and cash flows indicated in the audit report appears to be inconsistent with the specific period indicated in the heading of those financial statements on page F-4 and F-6. Further to the above, it appears the audit report does not express and opinion on the statement of income and cash flows. Please advise your independent auditors to revise their audit report to properly address the above issues.

The auditors’ audit report has been revised accordingly to properly address the above issues.

*****

Thank you for your professionalism as we have worked diligently towards making the Issuer’s Offering Statement declared effective by the Commission.

If you have further questions regarding the Company or the above-referenced responses please contact the undersigned at either (801) 787-9072 or via email at darin@mangumlaw.net. Thank you.

Very truly yours,

MANGUM & ASSOCIATES PC
A Professional Corporation

/s/ Darin H. Mangum

Darin H. Mangum
Managing Partner

DHM/mn

Enclosure: Amendment No. 4 to Form 1-A

cc:	Philip A. Capron, Chief Executive Officer
Mission First Capital LLC